UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 01, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 01 August 2024 entitled ‘Director/PDMR Shareholding.

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Conditional Award of Shares

Conditional awards of shares were granted to the below participants on 31 July 2024 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of performance conditions approved by the Remuneration Committee and will vest on 31 July 2027 unless otherwise stated. The adjusted free cash flow target range for the awards vesting is €7.5bn (threshold) to €9.5bn (maximum), including free cash flow from Vodafone Italy in the financial year 2024/25, with  details of the relative total shareholder return and ESG targets being found in the Company's 2024 Annual Report available at vodafone.com/ar2024. The below tables set out the maximum number of shares granted and these will be reduced accordingly if the Company achieves less than maximum performance.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.7314	8,545,255
d)	Aggregated information: volume, Price	Aggregated volume: 8,545,255 Ordinary shares Aggregated price: GBP 6,249,999.51
e)	Date of the transaction	2024-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Luka Mucic
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.7314	4,675,963
d)	Aggregated information: volume, Price	Aggregated volume: 4,675,963 Ordinary shares Aggregated price: GBP 3,419,999.34
e)	Date of the transaction	2024-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Marika Auramo
2	Reason for the notification
a)	Position/status	CEO of Vodafone Business
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.7314	3,007,929
d)	Aggregated information: volume, Price	Aggregated volume: 3,007,929 Ordinary shares Aggregated price: GBP 2,199,999.27
e)	Date of the transaction	2024-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Maaike de Bie
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.7314	2,816,516
d)	Aggregated information: volume, Price	Aggregated volume: 2,816,516 Ordinary shares Aggregated price: GBP 2,059,999.80
e)	Date of the transaction	2024-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Executive Chairman Vodafone Germany and CEO European Markets
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.7314	4,101,722
d)	Aggregated information: volume, Price	Aggregated volume: 4,101,722 Ordinary shares Aggregated price: GBP 2,999,999.47
e)	Date of the transaction	2024-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Shameel Joosub
2	Reason for the notification
a)	Position/status	CEO Vodacom Group
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.7314	854,168
d)	Aggregated information: volume, Price	Aggregated volume: 854,168 Ordinary shares Aggregated price: GBP 624,738.48
e)	Date of the transaction	2024-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Scott Petty
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.7314	2,816,516
d)	Aggregated information: volume, Price	Aggregated volume: 2,816,516 Ordinary shares Aggregated price: GBP 2,059,999.80
e)	Date of the transaction	2024-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Chief External and Corporate Affairs Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.7314	2,816,516
d)	Aggregated information: volume, Price	Aggregated volume: 2,816,516 Ordinary shares Aggregated price: GBP 2,059,999.80
e)	Date of the transaction	2024-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alberto Ripepi
2	Reason for the notification
a)	Position/status	Group Chief Network Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.7314	2,533,429
d)	Aggregated information: volume, Price	Aggregated volume: 2,533,429 Ordinary shares Aggregated price: GBP 1,852,949.97
e)	Date of the transaction	2024-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	CEO Vodafone Investments
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.7314	3,664,205
d)	Aggregated information: volume, Price	Aggregated volume: 3,664,205 Ordinary shares Aggregated price: GBP 2,679,999.54
e)	Date of the transaction	2024-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.7314	3,336,067
d)	Aggregated information: volume, Price	Aggregated volume: 3,336,067 Ordinary shares Aggregated price: GBP 2,439,999.40
e)	Date of the transaction	2024-07-31
f)	Place of the transaction	Outside a trading venue

A conditional award of shares was granted to the below participant on 31 July 2024 by the Company. The award has been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of this award is conditional on continued employment with the Vodafone Group and will vest on 31 July 2026. The award also attracts dividend equivalent awards.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Marika Auramo
2	Reason for the notification
a)	Position/status	CEO of Vodafone Business
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, subject to continued employment.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.7314	1,503,964
d)	Aggregated information: volume, Price	Aggregated volume: 1,503,964 Ordinary shares Aggregated price: GBP 1,099,999.27
e)	Date of the transaction	2024-07-31
f)	Place of the transaction	Outside a trading venue

A conditional award of shares was granted to the below participant on 31 July 2024 by the Company. The award has been granted in accordance with the Vodafone Global Incentive Plan. The vesting of the award is conditional on continued employment with the Vodafone Group and on the satisfaction of performance conditions approved by the Remuneration Committee and will vest on 31 July 2027. The below table sets out the maximum number of shares granted and these will be reduced accordingly if less than maximum performance is achieved. The award also attracts dividend equivalent awards.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Executive Chairman Vodafone Germany and CEO European Markets
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on local market and Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.7314	4,101,722
d)	Aggregated information: volume, Price	Aggregated volume: 4,101,722 Ordinary shares Aggregated price: GBP 2,999,999.47
e)	Date of the transaction	2024-07-31
f)	Place of the transaction	Outside a trading venue

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The vesting of the share awards was conditional on continued employment with the Vodafone Group.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Chief Commercial Officer and CEO Vodafone Italy
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of retention shares as part of the Global Long Term Retention (GLTR) plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	603,416
		GBP 0.733398	250,101
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 603,416 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 250,101 Ordinary shares
Aggregated price of shares sold: GBP 183,423.57

e)	Date of the transaction	2024-07-29
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: August 01, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary